VIA EDGAR AND FEDERAL EXPRESS

September 12, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               USANA Health Sciences, Inc.

Form 10-K for the year ended December 31, 2005

File No. 000-21116

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated August 31, 2006 with respect to the above-referenced Form 10-K.  We are responding herein to the Staff’s comments as set forth below.

USANA’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.  For ease of reference, we have set forth the Staff’s comments and USANA’s response for each item below.

Report of Independent Registered Public Accounting Firm, page F-1

1.              As the report states that the audit was conducted in accordance with the “auditing standard” of the PCAOB, as opposed to “the standards” of the PCAOB, please tell us how the report complies with paragraph 3 of PCAOB Auditing Standard No. 1.  Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB.  Otherwise, please provide us a report, revised by your auditors, that complies with paragraph 3.

USANA’s Response:

We have obtained a revised report from Grant Thornton LLP that complies with paragraph 3 of the PCAOB Auditing Standards No. 1.  The revised report is attached as an exhibit to this filing.

Consolidated Statements of Earnings, page F-3

2.              According to pages 12 and 13, “[e]ach Associate must purchase and sell products in order to earn commissions and bonuses” and “[c]omission payments to Associates are based on total personal and downline sales volume points.”  Based on these disclosures, each Associate appears to be a “customer” and the commission payments resulting from their purchases of product from you would appear to represent “consideration” given to a customer, as contemplated by paragraph 1 of EITF 01-9 and as defined in Exhibit 01-9E.  As the payments appear to represent cash consideration, please explain why classifying Associate incentives resulting from their purchase as an expense is consistent with paragraph 9 of EITF 01-9.  In so doing, please focus your explanation on the commissions paid to Associates for purchasing products from you, whether for their own use or for resale, rather than on the commissions paid to Associates related to their downline sales.

USANA’s Response:

We have reviewed the staff’s comment and the referenced narrative regarding our Associate compensation plan in USANA’s Form 10-K.  We recognize that there is an opportunity to improve the clarity of our disclosure.  We plan to revise the compensation plan description in our upcoming 2006 Form 10-K.  USANA’s compensation plan requires that each Associate purchase a specified amount of product each month to become eligible (“qualified”) to earn commissions and bonuses.  An Associate does not earn commissions or receive bonuses on his or her qualifying purchases.  Commissions and bonuses are generally paid on sales in each Associate’s downline sales organization.

However, in an annual review of our Associate compensation-plan on June 13, 2006, USANA accounting personnel and representatives of USANA’s independent public accountants (Grant Thornton LLP) identified a component of the compensation plan that both parties believe represents sales discounts under the guidance provided in EITF 01-9.  Company personnel have subsequently been in the process of performing analysis to quantify this component of our Associate compensation plan.

Upon completion of our initial analysis, USANA accounting personnel met with representatives of Grant Thornton again on August 22, 2006 and advised that the upper limit of a potential reclassification would result in a reduction to net sales of 1.1%, 1.3%, and 1.4% for fiscal years

2003, 2004, and 2005, respectively.  We believe the adjustments resulting from the above percentages are immaterial and, therefore, do not require restatement.  Moreover, the above percentages represent a maximum adjustment for sales discounts.  The actual adjustment may actually be lower.  This is because the initial analysis incorporated assumptions that would yield the maximum possible adjustment in our compensation plan, which may not be reflective of actual payouts.  Such adjustments will have no impact on our reported or future net earnings, inasmuch as any reductions to net sales will be offset by corresponding reductions in Associate incentive expense.

USANA’s compensation plan is complex; consequently, we advised Grant Thornton representatives that additional analysis was warranted to refine assumptions used in the analysis to reflect a closer approximation of historical compensation plan payouts.  Once completed, Grant Thornton has indicated that they will test our assumptions and calculations.  We believe that both the Company analysis and review by our independent public accountants should be completed prior to fiscal year end 2006.

****

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Commissions comments.  Please advise us at your earliest convenience if you have any questions.  Direct any questions to the undersigned at (801) 954-7951.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Gilbert A. Fuller
Executive Vice President & Chief Financial Officer

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

USANA Health Sciences, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of USANA Health Sciences, Inc. and Subsidiaries (the Company) as of January 1, 2005 and December 31, 2005 and the related consolidated statements of earnings, stockholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USANA Health Sciences, Inc. and Subsidiaries as of January 1, 2005 and December 31, 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of USANA Health Sciences, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2006, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Salt Lake City, Utah

February 15, 2006